                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 11-K

    (Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 2006

                                      OR

  [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934


             For the transition period from __________ to __________


                        Commission file number 1-15403


   A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

                            M&I Retirement Program

   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         MARSHALL & ILSLEY CORPORATION
                            770 North Water Street
                           Milwaukee, Wisconsin 53202

Financial Statement and Exhibits
--------------------------------

  (a) Financial Statements:
      ---------------------

         M&I Retirement Plan
         -------------------
            Report of Independent Registered Public Accounting Firm. Statements of Net Assets Available for Benefits
               as of December 31, 2006 and 2005.
            Statements of Changes in Net Assets Available for Benefits
               for the Years Ended December 31, 2006 and 2005.
            Notes to Financial Statements as of and for the
               Years Ended December 31, 2006 and 2005.
            Supplemental Schedule, Form 5500, Schedule H,
               Part IV, Line 4(i)
                  Schedule of Assets (Held at End of Year) as of December 31, 2006.

  (b) Exhibits:
      ---------

         23 Consent of Independent Registered Public Accounting Firm -
               Deloitte & Touche LLP

M&I Retirement Plan

Financial Statements as of and for the
Years Ended December 31, 2006 and 2005,
Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

M&I RETIREMENT PLAN

TABLE OF CONTENTS
-----------------

                                                  Page

REPORT OF INDEPENDENT REGISTERED
  PUBLIC ACCOUNTING FIRM                           1

FINANCIAL STATEMENTS:
 Statements of Net Assets Available for
   Benefits as of December 31, 2006 and 2005       2

 Statements of Changes in Net Assets
   Available for Benefits for the
    Years Ended December 31, 2006 and 2005         3

 Notes to Financial Statements as of and for
   the Years Ended December 31, 2006 and 2005   4-14

SUPPLEMENTAL SCHEDULE -                           15

 Form 5500, Schedule H, Part IV, Line 4i --
   Schedule of Assets (Held at End of Year)
     as of December 31, 2006                      16


NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
      Retirement Income Security Act of 1974 have been omitted because they are not applicable.

               [Deloitte & Touche LLP Letterhead]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
M&I Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the M&I Retirement Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.


/s/ Deloitte & Touche LLP


Milwaukee, Wisconsin
June 22, 2007

M&I RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

                                         2006            2005
                                   --------------- ---------------
ASSETS:

  Investments - at fair value:
    Master Trusts                  $  769,051,701  $  951,093,588
    Investments                       762,185,948             --
    Loans to participants                 385,449         348,547
                                    --------------  --------------
          Total investments         1,531,623,098     951,442,135

  Receivables:
    Employee contributions              1,903,555       1,677,296
    Employer contributions, net of
      forfeitures of $2,337,610 and
      $1,681,955, respectively         43,690,284      43,628,339
    Merged plans                              --        6,647,976
    Accrued income                        730,028             --
                                    --------------  --------------
          Total receivables            46,323,867      51,953,611
                                    --------------  --------------
          Total assets              1,577,946,965   1,003,395,746


LIABILITIES -
  Payables - pending trades             1,423,544             --
                                    --------------  --------------
NET ASSETS AVAILABLE FOR BENEFITS
  AT FAIR VALUE                     1,576,523,421   1,003,395,746

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT
  VALUE FOR FULLY BENEFIT-RESPONSIVE
  INVESTMENT CONTRACTS                  1,238,290       1,274,793
                                    --------------  --------------
NET ASSETS AVAILABLE FOR BENEFITS  $1,577,761,711  $1,004,670,539
                                    ==============  ==============

See notes to financial statements.

M&I RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

                                         2006            2005
                                   --------------- ---------------
CONTRIBUTIONS:
  Participants                     $   50,712,947  $   43,273,805
  Employer                             43,690,284      43,170,337
  Participant rollovers                11,988,641       4,593,612
                                    --------------  --------------
        Total contributions           106,391,872      91,037,754

INVESTMENT INCOME:
  Income from Master Trusts           107,093,281      45,495,866
  Net appreciation in fair
    value of investments               45,585,170             --
  Dividends                             8,402,947             --
  Interest                              4,804,451          22,107
                                    --------------  --------------
        Net investment income         165,885,849      45,517,973
                                    --------------  --------------
DEDUCTIONS:
  Benefits paid to participants       (93,602,178)    (57,185,639)
  Administrative expenses                 (82,424)        (14,437)
                                    --------------  --------------
        Total deductions              (93,684,602)    (57,200,076)

TRANSFERS IN DUE TO
  PLAN MERGERS (Note 1)               394,498,053       6,647,976
                                    --------------  --------------

NET INCREASE IN ASSETS AVAILABLE
  FOR BENEFITS                        573,091,172      86,003,627

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                 1,004,670,539     918,666,912
                                    --------------  --------------
  End of year                      $1,577,761,711  $1,004,670,539
                                    ==============  ==============

See notes to financial statements.

M&I RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

  1.  DESCRIPTION OF THE PLAN

      The M&I Retirement Plan (the "Plan") is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Marshall & Ilsley Corporation (the "Corporation") is the administrator of the Plan and the Marshall & Ilsley Trust Company (the "Trustee"), a subsidiary of the Corporation, is the trustee and recordkeeper of the Plan. The Trustee holds all investments of the Plan.

      The following descriptions of the Plan are provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

      Plan Transfer and Mergers -- Effective February 16, 2006, the components of the M&I Retirement Program -- M&I Retirement Plan and the Employee Stock Ownership Plan were merged into a single plan. The balance of the M&I Retirement Program -- Employee Stock Ownership Plan of $372,983,777 was transferred and invested in the M&I Corporation Common Stock fund investment option within the M&I Retirement Plan.

      On April 1, 2006, the Corporation completed the acquisition of Gold Banc Corporation. All participants in the Gold Banc Corporation, Inc. Employees' 401(k) Plan who were terminated due to a reduction in force became 100% vested as of that date. Remaining participants continued to be subject to the existing vesting schedule. The assets of the Gold Banc Corporation, Inc. Employees' 401(k) Plan were merged into the Plan. The Gold Banc Corporation, Inc. ESOP and Trust was terminated, and participants could elect distribution options, including rolling balances into the Plan. Total assets merged from these plans were $20,039,077.

      On January 3, 2006, the Corporation completed the acquisition of AdminiSource Communications. All participants in the Adminisource Communications 401(k) Profit Sharing Plan and Trust ("AdminiSource Plan") became 100% vested as of that date, and the assets of the AdminiSource Plan were merged into the Plan. Assets merged were $1,363,720.

      Other merger activity during 2006 totaled $111,479.

      On November 18, 2005, the Corporation completed the acquisition of LINK2GOV Corp. All participants in the LINK2GOV Corp. 401(k) Profit Sharing Plan and Trust ("Link2Gov Plan") became 100% vested as of that date. Effective December 31, 2005, the assets of the Link2Gov Plan were merged into the Plan. Assets merged were $253,253.

      On October 6, 2005, the Corporation completed the acquisition of Brasfield Holdings, LLC. All participants in The Brasfield 401(k) Plan ("Brasfield Plan") became 100% vested as of that date.
      Effective December 31, 2005, the assets of the Brasfield Plan were merged into the Plan. Assets merged were $806,950.

      On August 11, 2005, the Corporation completed the acquisition of GHR Systems, Inc. All participants in the GHR Systems, Inc. 401(k) Profit Sharing Plan & Trust ("GHR Plan") became 100% vested as of that date. Effective December 31, 2005, the assets of the GHR Plan were merged into the Plan. Assets merged were $4,713,738.

      On July 22, 2005, the Corporation completed the acquisition of Med-i-Bank, Inc. All participants in the Med-i-Bank, Inc. 401(k) Plan ("Med-i-Bank Plan") became 100% vested as of that date. Effective December 31, 2005, the assets of the Med-i-Bank Plan were merged into the Plan. Assets merged were $874,035.

      Eligibility -- All employees of the Corporation and subsidiaries who have completed one year of continuous service, as defined by the Plan, are eligible to receive employer profit sharing contributions. Employees may elect to make deferrals upon the date of hire.

      Contributions -- Upon election to participate, the participant designates under a salary reduction agreement the amount of the annual contribution (0% to 50% of compensation, as defined), subject to Internal Revenue Service (IRS) limitations. Employees may change the amount of the annual contribution as often as they wish. Participants who will reach at least age 50 by the end of the plan year have the ability to make pre-tax 401(k) catch-up contributions, subject to IRS limitations. The Corporation will make a guaranteed matching contribution of 50%, up to a maximum of 6% of the participant's compensation. Effective beginning in the 2006 plan year, participants can elect to make post-tax contributions to the Plan through Roth 401(k) contributions.

      Corporation profit sharing contribution percentages are discretionary and are determined by the Board of Directors on an annual basis. The Corporation made profit sharing contributions of 8% of eligible compensation during the years ended December 31, 2006 and 2005.

      Vesting -- All employee contributions and Corporation matching contributions and related income are fully vested at all times. Corporation profit sharing contributions vest at the earliest of the following dates:

      a. The date the participant completed at least 5 years of vesting service, as defined by the Plan.

      b. The date of the participant's death while employed by the Corporation and subsidiaries.

      c. The date of participant's attainment of age 65 or earlier disability.

      d. The date of termination of the Plan (or partial termination as to participants affected thereby) or the date of complete discontinuance of contributions by the Corporation at a time when the participant is employed by the Corporation or by a subsidiary.

      e. The date the participant's employment terminates due to reduction in force.

      Benefit Payments -- Upon termination, death, retirement, in the event of disability, as defined, or financial hardship, a participant or beneficiary is entitled to withdraw his or her vested interest in a lump sum payment. Participants who are 59 or older may take pretax withdrawals for any reason. In addition, after-tax contributions made before 1987 and former Valley Bancorporation employee balances from the former Valley Bancorporation plan are available for distribution.

      Participant Accounts -- Individual accounts are maintained for each of the Plan's participants. Each participant's account is credited with the participant's contributions, the participant's share of Corporation contributions, and allocations of the Plan's income
      (loss). Any related administrative expenses based on participant earnings or account balances are deducted from the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Investment Options -- Participants may direct their pretax and matched, Roth 401(k), and Corporation profit sharing contributions and any related earnings thereon into eighteen investment options designated by the Plan's investment committee in 1% increments. Participants are able to change their investment elections daily.


  2.  SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting -- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Accounting Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Contributions -- Contributions from employees are recorded in the period the employer makes corresponding payroll deductions.
      Contributions from the employer are accrued based upon amounts required to be contributed as determined by the Plan.

      Investment Valuation and Income Recognition -- Investments are stated at fair market value except for the Marshall & Ilsley Stable Principal Fund (the "Fund"), which is stated at fair value and then adjusted to contract value. The Fund invests in guaranteed investment contracts. Fully benefit-responsive investment contracts are valued at fair value. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company's applicable rate schedule. There are no limitations on guarantees of the contracts.

      Quoted market prices are used to value investments held by the Plan as well as the underlying investments of Master Trusts in which the Plan invests. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

      Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

      Participant loans are valued at unpaid principal amounts. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

      Administrative Expenses -- Significantly all administrative expenses for the Plan were paid by the Plan for the years ended December 31, 2006 and 2005. In 2006 and 2005, trustee fees were paid by the Corporation.

      Payment of Benefits -- Benefit payments to participants are recorded upon distribution. There were no amounts allocated to participants who elected benefit payments but were not yet paid as of December 31, 2006 and 2005.

      Risks and Uncertainties -- The Plan utilizes various investment instruments, including mutual funds and a common collective fund. Investment securities, in general, are exposed to various risks, such as, interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      Adoption of New Accounting Guidance -- The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.


  3.  INVESTMENTS

      The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2006, are as follows:

      Marshall Intermediate Bond Fund*             $  90,649,501
      Marshall Large Cap Growth & Income Fund*        99,707,266
      M&I Master Trust -- Growth Balanced Fund*      124,481,874
      M&I Master Trust -- Aggressive Stock Fund*     115,683,304
      Vanguard Institutional Index Fund              161,052,180
      M&I Stable Principal Fund*                      99,589,121
      M&I Master Trust -- Common Stock Fund*         483,014,635

      * Represents party-in-interest

      During the year ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

     Mutual funds                                 $  45,585,170
                                                   -------------

     Net appreciation in fair
       value of investments                       $  45,585,170
                                                   =============


  4.  INTEREST IN MASTER TRUSTS

      During 2005, the Plan's investments were commingled with the assets of the M&I Retirement Program -- Employee Stock Ownership Plan in the M&I Retirement Program Master Trust ("Master Trust"). Investment income of the Master Trust was allocated to the participating plans based on the individual participant balances. Upon merger of the M&I Retirement Program -- Employee Stock Ownership Plan, as described in
      Note 1, the Master Trust was dissolved.

      The assets of the Plan were commingled and are not segregated in the accounts of the trusts. The market value of the assets held in the Master Trust as of December 31, 2005, is as follows:

      M&I Retirement Program Master Trust

      Investments:
        Cash                                       $       37,004

      Marshall Funds Mutual Funds:*
        Intermediate Bond                              93,781,483
        Mid-Cap Growth                                 48,373,398
        Mid-Cap Value                                  19,522,137
        Large Cap Growth & Income                      97,130,966
        Large Cap Value                                25,885,990
        International Stock                            36,348,286
        M&I Master Trust -- Growth Balanced Fund*      97,369,207
        M&I Master Trust -- Moderate Balanced Fund*     3,418,422
        M&I Master Trust -- Aggressive Balanced Fund*   6,520,745
        M&I Master Trust -- Aggressive Stock Fund*     94,931,423
        M&I Master Trust -- Diversified Stock Fund*    10,546,969
        Vanguard Institutional Index Fund             139,675,430
        Managers Special Equity Fund                   33,812,010
        MFS Massachusetts Growth Fund                  12,960,151
        Nicholas Fund                                  44,860,061
        M&I Stable Principal Fund*                     90,097,738
        Goldman Sachs Small-Cap Value Fund             17,428,614
        M&I Master Trust -- Common Stock Fund*        438,727,812
        Accrued income                                    659,518
        Pending trades                                 (1,666,372)
                                                   ---------------
          Total assets of the M&I Retirement Program
            Master Trust -- fair value              1,310,420,992

        Adjustment from fair value to contract
          value for fully benefit-responsive
          investment contracts                          1,274,793
                                                   ---------------
        Total assets of the M&I Retirement Program
          Master Trust                            $ 1,311,695,785
                                                   ===============

        * Represents party-in-interest

      Allocations of the M&I Retirement Program Master Trust to participating plans as of December 31, 2005, is as follows:

      M&I Retirement Program --
        M&I Retirement Plan                 $  951,093,588    72.58 %
      M&I Retirement Program --
        Employee Stock Ownership Plan          359,327,404    27.42
                                             --------------  -------
      Total assets of the M&I Retirement
        Program Master Trust at fair value  $1,310,420,992   100.00 %
                                             ==============  =======

      M&I Retirement Program Master Trust income and its allocation to the participating plans for the year ended December 31, 2005, is as follows:

      Dividend and interest income          $   19,785,365
      Net appreciation in the fair value
        of investments -- by type:
        Mutual funds                            21,470,760
        Master trusts                            4,099,711
                                            --------------

      Total M&I Retirement
       Master Trust income                 $   45,355,836
                                            ==============

      M&I Retirement Program --
        M&I Retirement Plan                 $   45,495,866   100.31 %
      M&I Retirement Program --
        Employee Stock Ownership Plan             (140,030)   (0.31)
                                            --------------  -------

      Total income of M&I Retirement
        Program Master Trust                $   45,355,836   100.00 %
                                            ==============  =======

      M&I Retirement Program Master Trust income and its allocation to the participating plans for the period January 1, 2006 through February 16, 2006, is as follows:

      Dividend and interest income          $      973,190
      Net appreciation in the fair value
        of investments -- by type:
        Mutual funds                            26,582,871
                                            --------------
      Total M&I Retirement
       Master Trust income                 $   27,556,061
                                            ==============

      M&I Retirement Program --
        M&I Retirement Plan                 $   23,547,269    85.45 %
      M&I Retirement Program --
        Employee Stock Ownership Plan            4,008,792    14.55
                                            --------------  -------
      Total income of M&I Retirement
        Program Master Trust                $   27,556,061   100.00 %
                                            ==============  =======

      Certain of the Plan's investment assets are held in trust accounts at the Trustee and consist of undivided interests in investments. These master trust accounts (the "Master Trusts") are established by the Corporation and administered by the Trustee. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the NYCE 401(k) Plan and the Missouri State Bank & Trust Company Retirement Savings Plan for investment and administrative purposes. Although assets of all three plans are commingled in the Master Trusts, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

      The Plan's investments and income in the Master Trusts at December 31, 2006 and 2005, respectively, are summarized as follows:

      M&I Master Trust -- Aggressive Stock Fund

                                          2006            2005
                                    --------------- ---------------
      Investments -- whose fair
        value is determined based
        on quoted market prices --
        mutual funds                $  116,363,654  $   95,327,165
                                     --------------  --------------

      Net assets of the M&I Master Trust --
        Aggressive Stock Fund       $  116,363,654  $   95,327,165
                                     ==============  ==============

      Plan's interest in net assets
        of the M&I Master Trust --
        Aggressive Stock Fund       $  115,683,304  $   94,225,463
                                     ==============  ==============

      Plan's interest in M&I Master Trust --
        Aggressive Stock Fund as a
        percentage of the total              99.42 %         98.84 %
                                     ==============  ==============


      Dividend and interest income  $      942,819  $      840,833

      Net appreciation in the fair
        value of investments --
        mutual funds                    14,455,227       6,841,738
                                     --------------  --------------
      Total M&I Master Trust -- Aggressive
        Stock Fund income           $   15,398,046  $    7,682,571
                                     ==============  ==============

      M&I Master Trust -- Growth Balanced Fund

                                          2006            2005
                                    --------------- ---------------
      Investments -- whose fair
        value is determined based
        on quoted market prices --
        mutual funds                $  127,634,361  $  100,303,141
                                     --------------  --------------

      Net assets of the M&I Master Trust --
        Growth Balanced Fund        $  127,634,361  $  100,303,141
                                     ==============  ==============

      Plan's interest in net assets
        of the M&I Master Trust --
        Growth Balanced Fund        $  124,481,874  $   94,548,841
                                     ==============  ==============

      Plan's interest in M&I Master Trust --
        Growth Balanced Fund as a
        percentage of the total              97.53 %         94.26 %
                                     ==============  ==============


      Dividend and interest income  $    2,724,630  $    2,167,638

      Net appreciation in the fair
        value of investments --
        mutual funds                    10,296,520       4,096,064
                                     --------------  --------------
      Total M&I Master Trust --
        Growth Balanced Fund income $   13,021,150  $    6,263,702
                                     ==============  ==============

      M&I Master Trust -- Aggressive Balanced Fund

                                          2006            2005
                                    --------------- ---------------
      Investments -- whose fair
        value is determined based on
        quoted market prices --
        mutual funds                $   18,624,234  $    8,511,436
                                     --------------  --------------

      Net assets of the M&I Master Trust --
        Aggressive Balanced Fund    $   18,624,234  $    8,511,436
                                     ==============  ==============

      Plan's interest in net assets
        of the M&I Master Trust --
        Aggressive Balanced Fund    $   16,613,782  $    6,190,974
                                     ==============  ==============

      Plan's interest in M&I Master Trust --
        Aggressive Balanced Fund as
        a percentage of the total            89.21 %         72.74 %
                                     ==============  ==============


      Dividend and interest income  $      243,808  $      112,596

      Net appreciation in the fair
        value of investments --
        mutual funds                     1,610,942         417,238
                                     --------------  --------------

      Total M&I Master Trust --
        Aggressive Balanced
        Fund income                 $    1,854,750  $      529,834
                                     ==============  ==============

      M&I Master Trust -- Moderate Balanced Fund

                                          2006            2005
                                    --------------- ---------------
      Investments -- whose fair
        value is determined based
        on quoted market prices --
        mutual funds                $    8,164,618  $    4,840,861
                                     --------------  --------------

      Net assets of the M&I Master Trust --
        Moderate Balanced Fund      $    8,164,618  $    4,840,861
                                     ==============  ==============

      Plan's interest in net assets
        of the M&I Master Trust --
        Moderate Balanced Fund      $    6,880,572  $    2,991,809
                                     ==============  ==============

      Plan's interest in M&I Master Trust --
        Moderate Balanced Fund as
        a percentage of the total            84.27 %         61.80 %
                                     ==============  ==============

      Dividend and interest income  $      179,817  $      118,277

      Net appreciation in the fair
        value of investments --
        mutual funds                       370,800         109,334
                                     --------------  --------------
      Total M&I Master Trust --
        Moderate Balanced
        Fund income                 $      550,617  $      227,611
                                     ==============  ==============

      M&I Master Trust -- Diversified Stock Fund

                                          2006            2005
                                    --------------- ---------------
      Investments -- whose fair
        value is determined based
        on quoted market prices --
        mutual funds                $   23,233,811  $   11,196,528
                                     --------------  --------------

       Net assets of the M&I Master Trust --
         Diversified Stock Fund     $   23,233,811  $   11,196,528
                                     ==============  ==============

       Plan's interest in net assets
         of the M&I Master Trust --
         Diversified Stock Fund     $   22,377,534  $    9,867,745
                                     ==============  ==============

       Plan's interest in M&I Master Trust --
         Diversified Stock Fund as
         a percentage of the total           96.31 %         88.13 %
                                     ==============  ==============

       Dividend and interest income $      227,035  $      116,545

       Net appreciation in the fair
         value of investments --
         mutual funds                    2,384,163         774,757
                                     --------------  --------------
       Total M&I Master Trust --
         Diversified Stock
         Fund income                $    2,611,198  $      891,302
                                     ==============  ==============

       M&I Master Trust -- Common Stock Fund

                                          2006            2005
                                    --------------- ---------------
      Investments -- whose fair
        value is determined based
        on quoted market prices --
        common stock                $  483,516,733  $  438,991,418
                                     --------------  --------------

      Net assets of the M&I Master Trust --
        Common Stock Fund           $  483,516,733  $  438,991,418
                                     ==============  ==============

      Plan's interest in net assets
        of the M&I Master Trust --
        Common Stock Fund           $  483,014,635  $   96,488,052
                                     ==============  ==============

      Plan's interest in M&I Master Trust --
        Common Stock Fund as a
        percentage of the total              99.90 %         21.98 %
                                     ==============  ==============


      Dividend and interest income  $   10,761,089  $    9,654,107

      Net appreciation (depreciation)
        in the fair value of
        investments -- mutual funds     48,675,405     (52,330,986)
                                     --------------  --------------

      Total M&I Master Trust -- Common
        Stock Fund income (loss)    $   59,436,494  $  (42,676,879)
                                     ==============  ==============

      At December 31, 2006 and 2005, the M&I Master Trust -- Common Stock Fund held 10,024,546 and 10,157,841 shares, respectively, of common stock of the Corporation, the sponsoring employer, with a cost basis of $142,705,068 and $131,799,672, respectively. During the year ended December 31, 2006, the M&I Master Trust -- Common Stock Fund recorded dividend income of $10,702,171.

  5.  FEDERAL INCOME TAX STATUS

      The Plan has obtained a determination letter from the IRS dated December 20, 2005, approving the Plan as qualified for tax-exempt status. The Plan has been amended since receiving the determination letter. However, the Corporation believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.


  6.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds, a common collective fund, and Master Trusts managed by the Trustee, as well as common stock of the Corporation. The Corporation is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.


  7.  LOANS TO PARTICIPANTS

      The Plan does not offer new loans to active participants. All existing loans are as a result of plan mergers due to acquisitions. The loans are repayable through payroll deductions and were written with original terms of one to twenty-five years. The interest rate was based on prevailing market conditions and is fixed over the life of the note. Interest rates on participant loans at December 31, 2006 and 2005, ranged from 4.00% and 10.50%.


  8.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 as of and for the year ended December 31, 2006, is as follows:

     Statement of net assets available for benefits:

       Net assets available for benefits
         per the financial statements              $ 1,577,761,711
       Adjustments from contract value to fair
         value for fully benefit-responsive
         investment contracts                           (1,238,290)
                                                    ---------------

       Net assets available for benefits per
         the Form 5500 -- at fair value            $ 1,576,523,421
                                                    ===============

     Statement of changes in net assets available for benefits:

       Increase in net assets per the
         financial statements                      $   573,091,172

       Adjustment from contract value to
         fair value for fully benefit-responsive
         investment contracts                           (1,238,290)
                                                    ---------------
       Net income per Form 5500                    $   571,852,882
                                                    ===============

  9.  FORFEITURES

      Forfeited nonvested accounts are used to reduce Corporation contributions. Forfeitures of $2,337,610 and $1,681,955 were used to reduce Corporation contributions during 2006 and 2005, respectively. These forfeitures relate to the nonvested portions of the employer profit sharing contributions.


 10.  PLAN TERMINATION

      Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all participants would be 100 percent vested in their accounts.


 11.  SUBSEQUENT EVENT

      In early April 2007, the Corporation announced its plan to separate Marshall & Ilsley Corporation and Metavante Corporation into two separate publicly traded companies. This transaction, which is contingent upon satisfaction of various closing conditions, is expected to close in the fourth quarter of 2007. The closing conditions include approval of Marshall & Ilsley Corporation shareholders, who will be asked to vote on the proposed transaction at a special meeting that will be held on a date to be announced, obtaining a favorable ruling from the Internal Revenue Service and other regulatory approvals. The impact of this proposed transaction on the Plan is currently unknown.


                                * * * * * *

                            SUPPLEMENTAL SCHEDULE

M&I RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i --
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

                         Description of Investment,
                          Including Maturity Date,
                        Rate of Interest, Collateral,    Current
        Issuer           and Par or Maturity Value        Value
---------------------- ------------------------------ -------------

Cash                                                   $     2,470
Marshall Intermediate
  Bond Fund*           Registered Investment Company    90,649,501
Marshall Mid-Cap
  Growth Fund*         Registered Investment Company    54,526,668
Marshall Mid-Cap
  Value Fund*          Registered Investment Company    26,582,348
Marshall Large Cap Growth
  & Income Fund*       Registered Investment Company    99,707,266
Marshall Large Cap
  Value Fund*          Registered Investment Company    34,612,464
Marshall International
  Stock Fund*          Registered Investment Company    64,724,215
M&I Master Trust -- Growth
  Balanced Fund*       Master Trust                    124,481,874
M&I Master Trust -- Moderate
  Balanced Fund*       Master Trust                      6,880,572
M&I Master Trust -- Aggressive
  Balanced Fund*       Master Trust                     16,613,782
M&I Master Trust -- Aggressive
  Stock Fund*          Master Trust                    115,683,304
M&I Master Trust -- Diversified
  Stock Fund*          Master Trust                     22,377,534
Vanguard Institutional
  Index Fund           Registered Investment Company   161,052,180
Managers Special
  Equity Fund          Registered Investment Company    39,146,301
MFS Massachusetts
  Growth Fund          Registered Investment Company    14,017,631
Nicholas Fund          Registered Investment Company    46,923,584
M&I Stable
  Principal Fund*      Common Collective Fund           99,589,121
Goldman Sachs Small-Cap
  Value Fund           Registered Investment Company    30,600,234
M&I Master Trust -- Common
  Stock Fund*          Master Trust                    483,014,635
Various Participants   Participant Loans (at interest
                         rates of 4% - 10.5%)              385,449
M&I Corporation
  Common Stock*        Common Stock                         26,942
Other                  Various                              25,023
                                                    ---------------
                                                   $ 1,531,623,098
                                                    ===============

* Represents party-in-interest

                                 SIGNATURES
                                 ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                     M&I Retirement Plan

                                     /s/ Paul J. Renard
                                     ____________________________

                                     Paul J. Renard
                                     Senior Vice President,
                                       Director of Human Resources
                                       of the Marshall & Ilsley
                                       Corporation and a Member
                                       of the Committee of the
                                       M&I Retirement Program


Date: June 29, 2007